

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

<u>Via Facsimile</u>
Mr. Robert Baskind
Chief Executive Officer
Tilden Associates, Inc.
300 Hempstead Turnpike
West Hempstead, NY 11552

      Re: Tilden Associates, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed April 15, 2010
               Form 10-K/A Am.1 for the Fiscal Year Ended December 31, 2009
               Filed January 6, 2011
               Form 10-K/A Am.2 for the Fiscal Year Ended December 31, 2009
               Filed March 23, 2011
               File No. 000-30754

Dear Mr. Baskind:

      We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               /s/ Andrew Mew

               Andrew Mew
               Accounting Branch Chief